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www.lw.com
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Mara L. Ransom, Assistant Director	London	Tokyo
Dietrich King, Legal Branch Chief	Los Angeles	Washington, D.C.
Jennifer López, Staff Attorney	Madrid
Jennifer Thompson, Accounting Branch Chief
Lisa Sellars, Staff Accountant

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628	Confidential Submission Pursuant to Section 106(a) of the Jumpstart Our Business Startups Act / Section 6(e) of the Securities Act of 1933

Re:	Baozun Cayman Inc.

Draft Registration Statement on Form F-1

Dear Ms. Ransom, Mr. King, Ms. López, Ms. Thompson and Ms. Sellars:

On behalf of our client, Baozun Cayman Inc. (the “Company”), we are hereby submitting this response letter and an amended draft of the Registration Statement on Form F-1 (the “Registration Statement”) on a confidential basis in accordance with the Commission’s procedures with respect to “emerging growth companies.” The Company previously submitted drafts of the Registration Statement on December 18, 2014 and January 28, 2015. The amended draft of the Registration Statement has been revised to reflect the Company’s responses to the comment letter received from the staff of the Commission (the “Staff”) on February 23, 2015.

Simultaneously with the submission of this letter, the Company is submitting (via EDGAR) the amended draft of the Registration Statement. In addition to revising disclosure in response to the Staff’s comments, the Company has updated portions of the amended draft of the Registration Statement to reflect the Company’s developments since the Company’s previous submissions and to include the Company’s financial statements as of and for the year ended

March 5, 2015

December 31, 2014 and the Company’s unaudited consolidated selected quarterly results of operations for each of the eight quarters in the period from January 1, 2013 to December 31, 2014. Set forth below are the Company’s responses to the comments contained in the Staff’s letter. We have included page numbers to refer to the location in the amended draft of the Registration Statement where the language addressing a comment appears.

Simultaneously with the submission of this letter, the Company is delivering to the Staff via hand delivery courtesy copies of this letter and the amended draft of the Registration Statement and, on a supplemental basis, a sample online store service framework agreement in response to the Staff’s Comment 4 below.

Prospectus Summary, page 1

1.	Please eliminate the non-reliance language you have added in the last sentence of the italicized introductory paragraph.

In response to the Staff’s comment, the Company has eliminated the non-reliance language on page 1.

Conventions that Apply to this Prospectus, page 7

2.	In your calculation of GMV, please tell us what consideration you give to taxes, such as value added tax and any related surcharges, and transactions that do not settle. In addition, please clarify for us whether there is a distinction in meaning between the term “total value” used in part (i) of the definition of GMV and the term “full value” used in part (ii).

The Company advises the Staff that the calculation of GMV does not include taxes or related surcharges, except value added tax. In addition, the Company’s calculation of GMV does not include transactions that do not settle. In response to the Staff’s comment, the Company has revised the definition of GMV on pages 8, 13, 67 and 71 to clarify this point.

The Company further advises the Staff that there is no distinction in meaning between the terms “total value” and “full value.” In response to the Staff’s comment, the Company has revised the definition of GMV on pages 8, 13, 67 and 71 to consistently use the term “full value.”

March 5, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 68

Descriptions of Certain Statement of Operations Items, page 70

Net revenues, page 70

3.	We note your disclosure that you operate based on three business models: the distribution model, consignment model, and service fees model. We also note your disclosure in the subsequent three paragraphs. We have the following comments:

•	You indicate the model under which you operate for each product or service except the sale of products in which you act as an agent and earn commission fees. Please revise your disclosure to clearly state which business model is applicable to acting as an agent for your brand partners’ online sale of products.

•	You disclose that you apply the consignment and/or service fees models to your sale of services including IT, online store operations, marketing, design, warehousing and fulfillment, payment collection and others. Please explain to us in reasonable detail which of these services is operated under the consignment model and how that model is applied to the applicable service.

•	If the consignment model solely applies to the sale of products in which you act as an agent and earn commission fees, please revise your disclosure to clarify this.

In response to the Staff’s comment, the Company has revised the disclosure on page 70 to clarify the description of the Company’s business models.

The Company respectfully advises the Staff that the consignment model does not solely apply to the sale of products in which the Company acts as an agent and earn commission fees. Under the consignment model, the Company also provides online store operation services and warehousing services, whereby its brand partners stock goods in its warehouses for future sales and the Company is responsible for delivering the goods to customers. Under the consignment model, brand partners may also use one or more of other services rendered by the Company. In response to the Staff’s comment, the Company has clarified the relevant disclosure on page 70.

Critical Accounting Policies, page 73

Revenue Recognition, page 74

4.	We note your response to comment 20 from our letter dated January 15, 2015 describing your analysis of online advertising revenue under ASC 605-45. Please address the following items:

•	Please tell us what percentage of your total net revenues was comprised of online advertising and promotion services that you offered to your brand partners but fulfilled through third party online media vendors.

March 5, 2015

The Company respectfully advises the Staff that services revenue from online advertising and promotion services comprised 0.4%, 0.5% and 1.2% of the Company’s total net revenue for the years ended December 31, 2012, 2013 and 2014, respectively.

•	Please explain to us in more detail why you believe you are the primary obligor in these transactions. In this regard, tell us what consideration you gave to the fact that a decision to purchase online advertising space and/or earlier rank in search engine results may be partially based on information on the internet user that is provided by the search engines or third party media vendors. Please also tell us what consideration you gave to the fact that the ad is displayed on a website or search engine that you do not own.

The Company respectively advises the Staff that it believes there are factors which point to the Company as the primary obligor in the arrangement. These factors include:

Under the arrangement between the Company and the brand partner, the Company is the only party that has a contractual relationship with the brand partner. As a result, the brand partner’s only recourse is with the Company if any issue arises during the performance of the contract, including failure to deliver or display online advertisements. The brand partner has no recourse against any third-party online media vendors.

The Company performs services beyond simply finding advertising space for its brand partners. Services provided by the Company also include the planning and design of the online advertising campaign based on the Company’s understanding of the brand partners’ target audience, the determination of the most effective formats to reach the target audience and the oversight and deployment of advertising campaigns to reach the brand partners’ pre-determined results. These tasks represent a significant portion of the services provided to the brand partner.

The Company notes that most of the online advertising campaigns for brand partners are placed on the Tmall website, which is operated by Alibaba, as the majority of its brand partners’ online stores are hosted on the Tmall website. The Company uses acquired third party software to analyze information, either provided by Tmall and/or acquired by other third parties, related to online shoppers. The information obtained from Tmall is readily available to all store operators on Tmall. Note that the Company does not believe that the acquisition of shopper data from external parties, whether it be Tmall or any other data vendor, is informative substantive in determining whether or not the Company is the primary obligor in the arrangement. Rather, the Company believes that the acquisition of customer data from third parties is common in the advertising industry and provides advertising companies with additional customer data thereby allowing them to make more direct and efficient customer characteristic-based advertising campaigns.

March 5, 2015

The shopper information is then primarily used by the Company to identify the target audience’s purchasing behaviors.

Based on the analysis noted above, the Company is able to identify, in part, certain of the target audience’s purchasing behaviors. Using this information, the Company develops an online advertising plan that it believes to be the most cost effective in reaching the desired audience and, accordingly, achieving the brand partner’s pre-determined results. The success of the advertising campaign is largely driven by the Company’s ability to effectively identify the appropriate advertising timing and rank, and design attractive advertising content after understanding the target audience’s purchasing behaviors based on this further analysis.

While the advertising is displayed on a website that the Company does not own, the Company is ultimately responsible for providing online advertising and promotional services to the brand partners. The Company bears performance risks to the extent pre-determined results as agreed upon with the brand partners are not achieved. If a brand partner views the advertising campaign as ineffective, the Company’s relationship with the brand partner could be jeopardized.

The Company acknowledges the Staff’s comment, and agrees that there exists an alternative view that the Company may not be the primary obligor based on the following arguments:

•	The absence of a direct contractual relationship between the brand partner and the publisher (i.e. Tmall) is not determinative in identifying the primary obligor.

•	The Company is acting as an agent on behalf of publishers.

•	Although the marketing and other services are extensive and valuable, they do not convert the underlying product being sold as something other than what it is: ad space.

Therefore, although the Company believes it is the primary obligor in the online advertising and promotion services arrangement, the conclusion that whether or not the Company is the primary obligor may be neutral or non-determinative in accordance with the arguments mentioned above.

March 5, 2015

However, the Company does not believe that a conclusion that the primary obligor conclusion is neutral or non-determinative affects its conclusion that revenue under such arrangements should be presented on a gross basis. The Company cites the following factors as support:

•	The contractual arrangements with brand partners provide for a firm commitment to deliver the pre-determined results based on fixed pricing; there are sufficient risks analogous to inventory risk (see further discussion below).

•	The Company is then responsible for fulfilling the pre-determined results agreed upon with the brand partner; and such fulfillment is not on a “best efforts” basis.

•	The Company has variability in margins because of the fixed pricing agreed upon with its brand partners and the variable amounts paid to the advertising websites.

•	Other indicators in ASC 605-45 are clearly met, such as latitude in establishing price, discretion in supplier selection, and credit risk.

Example 2 of ASC 605-45 provides analogous guidance supporting gross reporting when it is not clear who the primary obligor is but other risks and indicators exist (latitude in negotiating the selling price, selection of supplier, earning a variable amount, and credit risk).

•	Please explain to us in more detail your obligations to extend the advertising period or purchase more online advertising spaces with no additional compensation if pre-determined results are not achieved. Specifically, please tell us if this is a contractual obligation or merely your business practice. Also tell us how often you agree to pre-determined results and how often those pre-determined results are not achieved.

The Company respectfully advises the Staff that the Company enters into online advertising arrangements with its brand partners via service framework agreements and email communications/confirmations for individual online advertising services. Email arrangements stipulate that the Company establishes certain pre-determined results (i.e. a revenue target or number of click-through actions) during the advertising period at a fixed fee. Although the pre-determined results and the price of individual online advertising services covered by email communication with brand partners are not included in the service framework agreements, the Company believes these terms constitute performance obligations as a business practice by receiving brand partners’ email confirmation followed by execution.

The Company, based on its analysis of the purchasing behaviors of the online shoppers, determines what it believes will be the most cost effective advertising campaign and negotiates a fixed price for its services with its brand partner. Once the online advertising plan is agreed to by the brand partner, the Company purchases online advertising space and/or higher rank on the search results pages of search engines from third-party media vendors, such as Tmall, for the display of

March 5, 2015

advertisements. The Company is required to acquire online advertising space or certain ranks on the search results pages of search engines through a bidding system. The prices change on a daily basis and, therefore, can vary from the Company’s original plan. Furthermore, if the original plan does not achieve the pre-determined results, the Company is required to purchase additional advertising space or extend the advertising period with no additional compensation from the brand partner. The Company’s financial performance for these arrangements is based upon its ability to deliver the pre-determined results and to do so at a cost below that of a fixed fee agreed with the brand partner. If, for example, based on the bidding system, the Company must pay RMB100,000 to acquire the online advertising space and/or higher search ranks in order to achieve the brand partner’s pre-determined results, but it is only paid at a fixed fee by the brand partner of RMB90,000, the Company will suffer a loss of RMB10,000 under the arrangement. Similarly, if the Company can acquire the online advertising space and higher search ranks to achieve the brand partner’s pre-determined results for RMB80,000, it will earn a profit of RMB10,000 under the arrangement. Accordingly, the Company has variability in margins because of the fixed pricing agreed upon with its brand partners and the variable amounts paid to the third party online media vendors. The Company respectively notes that as of December 31, 2014, a majority of the Company’s online advertising and promotion arrangements contain pre-determined results. The Company has been able to meet the pre-determined results under these arrangements as it is obligated to do so. The Company’s historic gross margin under these arrangements has ranged from negative 25% to 60%, which supports its conclusion that substantive variability exists in the arrangements.

•	Please explain to us in more detail when brand partners may request advertisements be placed on certain host-sites. Given this request from your brand partners, please also further explain why you believe you have discretion in supplier selection.

The Company respectfully advises the Staff that the Company discusses with the brand partners whether they have any preference as to which sites they would like to use for the placement of online advertisement and/or promotion.

The Company does acknowledge that most of the online advertising campaigns for the brand partners have been conducted on the Tmall website. Given that a majority of its brand partners’ online stores are hosted on the Tmall website, the Company has determined that the Tmall website is the most effective online platform for the placement of its brand partner’s online advertising.

That said, the Company considers whether the Tmall and/or other site(s) will yield the most cost effective campaign to achieve the brand partners’ pre-determined results and decides, at its sole discretion, which site to use according to its analysis. The brand partner’s main objective when placing online advertising is to achieve a pre-determined result and it is the Company’s responsibility to plan,

March 5, 2015

design and execute the advertising plan in order to achieve such results. As such, the arrangement between the Company and its brand partner typically states that the advertisement should be placed on an online platform and does not specify host-sites. The Company has discretion to determine which online platform will yield the most desirable results considering both the cost of the advertisements and the likelihood of achieving the brand partner’s pre-determined results.

Based on the above, the Company has concluded that it has discretion in supplier selection.

•	Please tell us your attribution model for revenue recognition, such as whether you recognize the revenue ratably over a contractual period or on a per-impression basis.

The Company respectfully advises the Staff that the Company’s online advertising service period is typically completed within two weeks. As a result, the Company has historically recognized revenue relating to online advertising service when the brand partner’s pre-determined results are reached given there are minimal arrangements that cross reporting periods.

•	To assist us in better understanding your conclusion that online advertising and promotion services revenue should be recognized on a gross basis, please provide us with representative copies of your contracts with your brand partners to provide these services.

In response to the Staff’s comment, the Company is providing the Staff with an English translation of a sample online store service framework agreement, which has been extracted to contain only provisions relating to online advertising and promotion services. The Company advises the Staff that individual transactions pursuant to a Tmall official flagship store service framework agreement are effected through further written communications in an email between the Company and the brand partner. These communications typically specify (1) the advertising placement plan, (2) the fees the Company shall charge for undertaking online advertising and promotion services for the brand partner, and (3) the pre-determined results to achieve as a result of the Company’s advertising and promotion services.

Results of Operations, page 79

5.

We note your response to comment 25 from our letter dated January 15, 2015 and your additional disclosure on page 71 that net revenues as a percentage of GMV decreased due to the increase in service revenues as a percentage of total revenue. Please revise to explain in more detail how the increase in service revenue as a percentage of total revenue explains the decrease in net revenues as a percentage of GMV. We also note from your response to comment 19 from our letter dated

March 5, 2015

January 15, 2015 that a decreasing portion of product sales resulted in gross revenue recognition. Please tell us to what extent this shift in the assumption of risk for product sales, which results in the shift from gross presentation to net presentation, explains the decrease in net revenues as a percentage of GMV; if this is a significant factor, please disclose it.

In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 71 and 72.

6.	We note your response to comment 26 from our letter dated January 15, 2015 and have the following comments:

•	To avoid confusion for your readers, please consider changing the name of the line item currently titled “Cost of Products” since this term may be used by other companies to capture all direct costs of tangible goods sold. For example, based on the information contained in your response, you may wish to title this line item as “Inventory Acquisition Costs” to more clearly indicate its limited nature.

The Company respectfully advises the Staff that it wishes to clarify its response to comment #26 in the Staff’s letter dated January 28, 2015 that in addition to inventory acquisition costs, cost of products also include inventory provision for valuation allowance. The Company believes that such presentation is consistent with other e-commerce companies who conduct online sales of products such as JD.com, Inc., Vipshop Holdings Limited and Jumei International Holding Limited.

The Company acknowledges the Staff’s comment that “Cost of Products” may be used by other companies to capture all direct costs of tangible goods sold. The Company clarifies the definition of the Company’s “Cost of Products” does not include all direct costs and may not be comparable to other companies. In this regard, the Company has revised the relevant disclosure on page 72 and page F-20.

•	Regardless of whether you change the title of this line item, please revise your disclosures on page 72 concerning the classification of expenses within cost of products for the following:

•	You currently state, “Cost of products is only recorded for net revenues generated from product sales.” Please revise this sentence to clarify its meaning. In this regard, since you record revenue and expenses for product sales on both a gross and a net basis, it may be unclear why “net revenues generated from product sales” would result in any expense classified as cost of products.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 72.

March 5, 2015

•	Please provide cautionary disclosure that your classification of expenses may not be comparable to others, since you classify all of your expenses by nature rather than presenting costs of goods or services sold separately from operating expenses.

In response to the Staff’s comment, the Company has added the requested cautionary disclosure on page 72 and page F-20.

Business, page 95

7.	We note your response to comment 30 from our letter January 15, 2015. While you added disclosure on page 100 clarifying that more than 70% of your revenue is generated from product sales, much of your Business section appears to place more emphasis on the services you offer. For example, it appears that the disclosures beginning on page 100 under the headings “Our Strengths” and “Our Strategies” primarily relate to your service offerings. As another example, we note your detailed disclosures beginning on page 104 under the heading “Our Service Offerings” and we do not note a similarly detailed description of your business of purchasing and reselling your brand partners’ products. Please revise your Business section to provide a more balanced discussion of your various lines of business. In this regard, it appears you should give equal or greater prominence to describing your product sales as compared to your service offerings given the relative contribution of each to your results.

The Company respectfully advises the Staff that, in the Company’s management and shareholders’ view, the Company is a brand e-commerce solutions provider with a comprehensive range of solutions. The Company believes that its brand partners value its ability to provide solutions which encompass all aspects of the e-Commerce value chain. Consequently, these solutions collectively contribute to the Company’s revenue generation, including product sales revenues.

To clarify the relationships among components to the Company’s e-commerce solutions, its business models and its revenue generation, the Company has revised the disclosures on pages 104 through 105.

Similarly, the Company’s brand partners value the Company for those strengths as outlined in the current prospectus, such as store operation capabilities, fulfillment infrastructure and proprietary technology, regardless of the business model under which they work with Company. For example, stores operated for brand partners under the distribution model are supported by the Company’s entire suite of solutions. As a result, the Company believes that each and every strength outlined in the current disclosure contributes to the relationships with brand partners and the success of the generation of the Company’s revenues, including product sales revenues. Conversely, the loss or weakening of any one strength may have a negative impact on the Company’s relationship with its brand partners and consequently the Company’s revenues, including product sales revenues.

March 5, 2015

In response to the Staff’s comment, the Company has changed the orders of the relevant disclosures on pages 1, 2, 99, 100, 101, 103 to further emphasize the operation and fulfillment abilities of the Company.

Consolidated Financial Statements, page F-1

General

8.	We note that you have presented audited financial statements as of and for the years ended December 31, 2013 and December 31, 2012 and unaudited interim financial statements as of and for the nine months ended September 30, 2014 and 2013. Please tell us how you have complied with the requirement of Item 8.A.4 of Form 20-F that in the case of the company’s initial public offering, the audited financial statements also shall be as of a date not older than 12 months at the time the document is filed, or update your audited financial statements.

The Company has updated the amended draft of the Registration Statement to include the financial statements as of and for the year ended December 31, 2014.

Segment and Geographic Information, page F-33

9.	We note your response to comment 42 from our letter dated January 15, 2015 that you do not track revenue by different types of products. If providing revenue by product category is impracticable, please disclose that fact. Refer to ASC 280-10-50-40.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page F-41.

* * *

If you have any questions regarding this response letter or the Registration Statement, please contact the undersigned by phone at +86 21 6101 6018 or via email at karen.yan@lw.com.

Respectfully submitted,

/s/ Karen M. Yan
Karen M. Yan of LATHAM & WATKINS LLP

Enclosures

cc:	Vincent Wenbin Qiu, Chief Executive Officer, Baozun Cayman Inc.
Beck Chen, Chief Financial Officer, Baozun Cayman Inc.
Karen M. Yan, Esq., Latham & Watkins LLP, New York
Leiming Chen, Esq., Simpson Thacher & Bartlett LLP
Alan Hu, Deloitte Touche Tohmatsu Certified Public Accountants LLP